EMPIRE WATER CORPORATION
25 Orchard Road
Lake Forest, California 92630
(949) 215-1000

April 20, 2009

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Empire Water Corporation
Form S-1 Registration Statement
Registration No. 333-152019

Ladies and Gentlemen:

     Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Empire Water Corporation (the “Company”) hereby requests that its Form S-1 Registration Statement filed with the SEC on June 30, 2008 be withdrawn.

     The Form S-1 Registration Statement is being withdrawn because the Company has decided not to proceed with the public offering of the securities sought to be registered at this time or in the future.

     The Company confirms that no securities have been offered, sold or issued by it in connection with the proposed public offering.

Yours truly,

EMPIRE WATER CORPORATION

BY:	PETER L. JENSEN
Peter L. Jensen, Principal Executive Officer

LR: jtb

cc: Conrad C. Lysiak